FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

August 7, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On August 7, 2003, NovaGold Resources Inc. announced that the independent engineering firm, Norwest Corporation, completed a positive independent economic assessment study at the Rock Creek Gold Project. The study shows potential for +100,000 oz/year production at less than US$200 per ounce total cash cost. A Rock Creek in-fill feasibility drill program is in progress and a conference call has been scheduled for Wednesday, August 13, 2003.

Item Five - Full Description of Material Change

Norwest Corporation, an independent engineering services company, has successfully completed an Economic Assessment Study of NovaGold’s Rock Creek gold project located near Nome, Alaska. This scoping study confirms NovaGold’s prior positive assessment of the project and shows that Rock Creek may be rapidly developed to become a +100,000 ounce per year gold producer at a total cash cost of less than US$200 per ounce of gold.

A sensitivity analysis was also completed to determine the economic effects of changes to capital and operating costs and gold price. The Rock Creek study is intended to define the operating cost parameters and scale of the operation and will be used to direct the Feasibility Study.

In early 2003, NovaGold began an accelerated economic evaluation of its wholly owned Rock Creek Gold Project near Nome Alaska. With Placer Dome taking over as operator at the Company’s 70% owned Donlin Creek Project, NovaGold decided to focus on the priority development of Rock Creek based on the belief that favorable economic results were likely and that the project could be rapidly moved to a production decision. Rock Creek’s positive attributes include proximity to infrastructure, mining and process simplicity, modest capital cost and exploration upside. The project has strong community support and based on the long history of mining in the area, timely approval of all required project permits is anticipated.

The resource at the Rock Creek gold deposit, as previously released, is estimated to host a Measured and Indicated Resource of 6.4 million tonnes (Mt) that contains 555,000 ounces of gold and an additional Inferred Resource of 2.9 Mt that contains 303,000 ounces using a 1.0 g/t cutoff grade. An 8,000 meter drill program on the project has been initiated for infill and pit definition to upgrade the Inferred resources to the Measured and Indicated categories in preparation for a Feasibility Study in 2004. A total of 2556 meters of HQ core drilling has been completed since the program began this spring and drilling is expected to be completed fall 2003. A total of 18,900 meters in 217 drill holes has been completed to date on the project.

Completion of the scoping study is the first step in a process which could see the Rock Creek project advance to construction in late 2005 and commercial production by early 2006.

NovaGold has initiated baseline environmental studies that will include air and water quality sampling in anticipation of beginning the permit process by the end of 2004. In addition, NovaGold is completing geotechnical studies for open pit and facility design work. Additional metallurgical work is also planned to refine the proposed method of ore treatment.

As currently envisioned the Rock Creek deposit would be developed by conventional open pit mining methods at a rate of 5,000 tonnes per day of ore producing in excess of 100,000 ounces of gold annually. All categories of resource were used to define a pit and perform the economic evaluation. Approximately 30% of the resources used in this study were Inferred Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. These Inferred gold resources will require further exploration to upgrade them to the higher Measured and Indicated categories.

In developing the mine plan Norwest relied on a block model supplied by NovaGold. The project economics are based on the purchase of an all new mining fleet, construction of a gravity/flotation mill and a gold price of US$325/oz. Also assessed was an upside target scenario that shows the impact to the economics of the project from the addition of further resources believed to be geologically reasonable to be defined with additional exploration work. A table entitled " Scoping Study Project Economic Parameters" was included in the press release.

A financial analysis using the values above indicates that Rock Creek could generate a pre-tax rate of return in the range of 19% to 31%, according to the Economic Assessment that evaluated the capital costs, operating and processing costs, taxes and royalties for the project. A sensitivity analysis on the project shows that the rate of return is most sensitive to changes in the gold price and grade followed by changes to the operating costs and then to changes in capital costs. The following sensitivity table demonstrates that a US$25 increase in gold price results in more than a 35% increase the after-tax undiscounted Net Present Value. A table entitled " Financial Analysis and Gold Price Sensitivity" was included in the press release.

Norwest reviewed metallurgical test work conducted on the project previously by independent firms including Knelson Concentrators and McClelland Laboratories. A representative composite sample was submitted for metallurgical analysis to Falcon Concentrators (at PRA Laboratories) for further work on gravity concentration as part of this study. A total of nine milling scenarios were evaluated for processing the Rock Creek ore. The treatment method used in the economic evaluation entails grinding to P80140 micron followed by gravity concentration and flotation of the gravity tails. The process flow sheet selected for the economic evaluation resulted in producing a gravity concentrate retaining nearly 79% of the total gold. Flotation of the gravity tails captures a further 17% into a concentrate for an overall recovery of 96.3% of contained gold. The economic evaluation is based on pouring gold dore on site from the gravity concentrate and shipping the flotation concentrate for further processing. Further metallurgical test work will be completed to confirm the milling parameters for the Feasibility Study.

This Economic Assessment Study was completed under the direction of Ken Kuchling, P.Eng., Project Manager for Norwest Corporation, an independent Qualified Person as defined by National Instrument 43-101. Norwest is one of the largest privately held engineering service companies in North America. Norwest has a highly experienced mining team working in all facets of the industry. Norwest was chosen to complete the independent economic assessment study at Rock Creek based on their experience on numerous northern projects in Alaska, Yukon, and the Northwest Territories.

A detailed technical report for this scoping study will be filed and available for review at www.sedar.com.

A conference call and webcast to review developments at Rock Creek, Donlin Creek and other projects as well as the Company’s 2nd quarter financial results will be held on Wednesday, August 13th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-6120 or toll free at 1-888-789-0089. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net.

The call will also be available for replay until August 20th, 2003 by calling 416-252-1143 or 1-866-518-1010. The webcast link will also be archived on the NovaGold website.

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral assets. NovaGold with 42.7 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s Quarterly Financial Report and other information are available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary.

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 12th day of August, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI

Positive Economic Study Completed at Rock Creek Gold Project

August 7th, 2003, Vancouver – NovaGold Resources Inc.

Highlights

  Independent engineering firm Norwest completes positive Independent Economic Assessment Study at Rock Creek Gold Project.
  Study shows potential for +100,000 oz/year production at less than US$200 per ounce total cash cost.

  - Rock Creek In-fill Feasibility Drill Program In-Progress.
  - Conference Call Scheduled for Wednesday, August 13, 2003.

Independent Economic Study Confirms Potential 100,000 oz/yr Production

Norwest Corporation, an independent engineering services company, has successfully completed an Economic Assessment Study of NovaGold’s Rock Creek gold project located near Nome, Alaska. This scoping study confirms NovaGold’s prior positive assessment of the project and shows that Rock Creek may be rapidly developed to become a +100,000 ounce per year gold producer at a total cash cost of less than US$200 per ounce of gold.

A sensitivity analysis was also completed to determine the economic effects of changes to capital and operating costs and gold price. The Rock Creek study is intended to define the operating cost parameters and scale of the operation and will be used to direct the Feasibility Study.

“This study demonstrates the potential at the Rock Creek Gold Project,” says Ken Kuchling, P.Eng., Project Manager for Norwest Corporation. “There remain opportunities to further enhance the economics of the project with improvements in overall operating and capital costs.”

“The favorable results of this independent economic study at Rock Creek support continuing to advance the project forward toward an investment decision,” says Rick Van Nieuwenhuyse, president of NovaGold. “We believe that developing Rock Creek is an important first step in the Company’s overall strategy to position itself as a mid-tier gold producer.”

Project Overview and Status

In early 2003, NovaGold began an accelerated economic evaluation of its wholly owned Rock Creek Gold Project near Nome Alaska. With Placer Dome taking over as operator at the Company’s 70% owned Donlin Creek Project, NovaGold decided to focus on the priority development of Rock Creek based on the belief that favorable economic results were likely and that the project could be rapidly moved to a production decision. Rock Creek’s positive attributes include proximity to infrastructure, mining and process simplicity, modest capital cost and exploration upside. The project has strong community support and based on the long history of mining in the area, timely approval of all required project permits is anticipated.

The resource at the Rock Creek gold deposit, as previously released, is estimated to host a Measured and Indicated Resource of 6.4 million tonnes (Mt) that contains 555,000 ounces of gold and an additional Inferred Resource of 2.9 Mt that contains 303,000 ounces using a 1.0 g/t cutoff grade. An 8,000 meter drill program on the project has been initiated for infill and pit definition to upgrade the Inferred resources to the Measured and Indicated categories in preparation for a Feasibility Study in 2004. A total of 2556 meters of HQ core drilling has been completed since the program began this spring and drilling is expected to be completed fall 2003. A total of 18,900 meters in 217 drill holes has been completed to date on the project.

Completion of the scoping study is the first step in a process which could see the Rock Creek project advance to construction in late 2005 and commercial production by early 2006.

NovaGold has initiated baseline environmental studies that will include air and water quality sampling in anticipation of beginning the permit process by the end of 2004. In addition, NovaGold is completing geotechnical studies for open pit and facility design work. Additional metallurgical work is also planned to refine the proposed method of ore treatment.

Preliminary Economic Assessment Summary Results

As currently envisioned the Rock Creek deposit would be developed by conventional open pit mining methods at a rate of 5,000 tonnes per day of ore producing in excess of 100,000 ounces of gold annually. All categories of resource were used to define a pit and perform the economic evaluation. Approximately 30% of the resources used in this study were Inferred Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. These Inferred gold resources will require further exploration to upgrade them to the higher Measured and Indicated categories.

In developing the mine plan Norwest relied on a block model supplied by NovaGold. The project economics are based on the purchase of an all new mining fleet, construction of a gravity/flotation mill and a gold price of US$325/oz. Also assessed was an upside target scenario that shows the impact to the economics of the project from the addition of further resources believed to be geologically reasonable to be defined with additional exploration work.

Scoping Study Project Economic Parameters			Upside Target
(all amounts US$ using $325 per oz gold)		Base Case	Scenario

Plant Throughput	Tpd	5,000	5,000
Mine Life	years	6.0	9.5

Ore Tonnage	Tonnes	10,700,000	16,840,000
Life of Mine Grade	g/t	2.03
			2.03
Total In-Pit Resource	Ounces	699,500	1,100,200
Total Recovered Gold	Ounces	673,900	1,059,100
Gold Recovery (Life Of Mine)		96.3%	96.3%
Strip Ratio		4.4	4.4
Cutoff Grade	g/t	1.0	1.0

Initial Capital Cost	$M	39.2	39.2

Operating Cost	($/t milled)

Mining	($/t milled)	$4.44	4.50
Processing	($/t milled)	$6.40	6.40
G&A	($/t milled)	$1.24	1.22

Total	($/t milled)	$12.08	12.12

Cash Operating Cost	$/oz	$191.70	192.57
	$/oz
Total Cash Cost	$/oz	$197.18	199.95
Total Production Cost	$/oz	$257.56	239.48

A financial analysis using the values above indicates that Rock Creek could generate a pre-tax rate of return in the range of 19% to 31%, according to the Economic Assessment that evaluated the capital costs, operating and processing costs, taxes and royalties for the project. A sensitivity analysis on the project shows that the rate of return is most sensitive to changes in the gold price and grade followed by changes to the operating costs and then to changes in capital costs. The following sensitivity table demonstrates that a US$25 increase in gold price results in more than a 35% increase the after-tax undiscounted Net Present Value.

Financial Analysis and Gold Price Sensitivity
(all amounts US$)
Gold Price			Base Case	Upside Target
$325	Pre-tax DCF IRR	%	18.8%	24.9%
	After-tax IRR	%	16.2%	21.7%
After-Tax	Net Present Value (0%)	$M	$30.3	$61.8
After-Tax	Net Present Value (5%)	$M	$16.0	$34.5

	Payback Period	Yrs	$4.0	4.0
$350	Pre-tax DCF IRR	%	26.2%	31.6%
	After-tax IRR	%	22.2%	27.3%

After-Tax	Net Present Value (0%)	$M	$42.2	$80.0
After-Tax	Net Present Value (5%)	$M	$25.0	$47.2

	Payback Period	Yrs	3.4	3.4

Gold Metallurgy and Processing Summary

Norwest reviewed metallurgical test work conducted on the project previously by independent firms including Knelson Concentrators and McClelland Laboratories. A representative composite sample was submitted for metallurgical analysis to Falcon Concentrators (at PRA Laboratories) for further work on gravity concentration as part of this study. A total of nine milling scenarios were evaluated for processing the Rock Creek ore. The treatment method used in the economic evaluation entails grinding to P80140 micron followed by gravity concentration and flotation of the gravity tails. The process flow sheet selected for the economic evaluation resulted in producing a gravity concentrate retaining nearly 79% of the total gold. Flotation of the gravity tails captures a further 17% into a concentrate for an overall recovery of 96.3% of contained gold. The economic evaluation is based on pouring gold dore on site from the gravity concentrate and shipping the flotation concentrate for further processing. Further metallurgical test work will be completed to confirm the milling parameters for the Feasibility Study.

This Economic Assessment Study was completed under the direction of Ken Kuchling, P.Eng., Project Manager for Norwest Corporation, an independent Qualified Person as defined by National Instrument 43-101. Norwest is one of the largest privately held engineering service companies in North America. Norwest has a highly experienced mining team working in all facets of the industry. Norwest was chosen to complete the independent economic assessment study at Rock Creek based on their experience on numerous northern projects in Alaska, Yukon, and the Northwest Territories.

A detailed technical report for this scoping study will be filed and available for review at www.sedar.com.

Conference Call Scheduled for Wednesday, August 13th

A conference call and webcast to review developments at Rock Creek, Donlin Creek and other projects as well as the Company’s 2nd quarter financial results will be held on Wednesday, August 13th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-6120 or toll free at 1-888-789-0089. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net.

The call will also be available for replay until August 20th, 2003 by calling 416-252-1143 or 1-866-518-1010. The webcast link will also be archived on the NovaGold website.

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral assets. NovaGold with 42.7 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s Quarterly Financial Report and other information are available online at: www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Sr Vice President & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227